Exhibit 4

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON AGREES TO MAKE BID TO ACQUIRE
WHITE CANYON URANIUM LIMITED
Toronto, ON — February 22, 2011 — Denison Mines Corp. (“Denison”) (TSX: DML, NYSE AMEX: DNN) is pleased to announce that it has entered into a Bid Implementation Agreement with White Canyon Uranium Limited (“White Canyon”) under which Denison has agreed to make a takeover offer to acquire 100% of the issued and outstanding shares of White Canyon (ASX: WCU, TSX-V: WU) at a price of AU$0.24 per share for a total consideration of approximately AU$57 million (CDN$56.6 million). The offer reflects a premium of approximately 20% to the closing price of White Canyon shares on the Australian Securities Exchange on February 18, 2011 (the last trading day in White Canyon shares prior to this announcement) and premiums of 23% and 51% to volume weighted average prices for White Canyon shares in the previous 30 and 90 trading days, respectively.
Denison believes that the acquisition of White Canyon will fit well into its U.S. growth strategy. Ron Hochstein, Denison’s President and Chief Executive Officer, stated that “the acquisition provides Denison additional control over its milling schedules and uranium production and will establish Denison in a new, fourth mining district, near its White Mesa mill, which has significant potential for immediate resource growth.”
White Canyon’s directors have unanimously recommended that shareholders accept the Denison offer in the absence of a superior proposal and subject to an independent expert not opining that the Denison offer is not fair and not reasonable. White Canyon’s directors have also unanimously indicated that they intend to accept the Denison offer in respect of any shares in White Canyon that they own or control (subject in each case to there being no superior proposal and subject to an independent expert not opining that the Denison offer is not fair and not reasonable). The Bid Implementation Agreement also provides that White Canyon cannot solicit other offers during the offer period and that a break fee of AU$500,000 is payable by either party to the other under specified circumstances. White Canyon has engaged PKF Corporate Advisory (East Coast) Pty Ltd. as an independent expert to opine on whether the Denison offer is fair and reasonable to White Canyon shareholders.
Additionally, Denison has entered into a Pre-Bid Acceptance Deed with Michael Shumway, the Operations Manager of White Canyon and substantial shareholder, agreeing to accept the Denison offer, or any improvement of the Denison offer, in the absence of a superior offer and subject to an independent expert not opining that the Denison offer is not fair and not reasonable. This acceptance of the Denison offer is with respect to those shares in White Canyon held by Michael Shumway that represent 19.9% of the fully diluted shares of White Canyon.
Denison’s offer is subject to a number of conditions, including the requirement that Denison acquires a relevant interest in at least 90% of White Canyon’s share capital on issue during, or at the end of, the offer period, receipt of all necessary regulatory approvals and there being no material adverse change or prescribed occurrence in respect of White Canyon. The Bidder’s Statement to White Canyon’s shareholders is expected to be available within 3 to 4 weeks.
White Canyon is a Perth, Western Australia headquartered company, with listings on both the Australian Securities Exchange and Toronto Venture Exchanges. White Canyon’s U.S. operations are based in Moab, Utah and its holdings comprise 100% interests in the advanced Thompson, Daneros, Lark Royal, Geitus, Blue Jay and Marcy Look Projects, covering approximately 15,500 acres in the Red Canyon district, Southern Utah. White Canyon commenced uranium production in December 2009 from its 100% owned Daneros Uranium Mine, which uranium is currently processed at Denison’s nearby White Mesa mill pursuant to a toll milling arrangement.
Cormark Securities Inc. served as financial advisor to Denison on the acquisition.

About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company also has ownership interests in two uranium mills in North America. Denison also has a strong exploration and development portfolio including the Phoenix discovery in the Athabasca Basin, as well as large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and “has the potential to”.
Forward looking statements are based on the assumptions noted in this press release and on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release contains forward-looking information pertaining to the following: the possible acquisition of White Canyon’s shares by Denison; the possibility that the conditions to the bid for White Canyon’s shares will be satisfied; the terms of the acquisition of the shares of White Canyon, including the purchase price and break fee payable; the expected timing for providing a bidder’s statement to White Canyon shareholders and the process for undertaking the acquisition; and the expectations of management of Denison with respect to the benefits of the transaction.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com and its Form 40-F for the financial year ended December 31, 2009, available at http://www.sec.gov, as well as the following: global financial conditions; volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; the market price of Denison’s securities; the possibility of a superior offer being made for the White Canyon shares; the potential inability of Denison and White Canyon to obtain shareholder and regulatory approval for the acquisition or to otherwise satisfy the conditions of the acquisition; the ability of Denison to finance the acquisition; the possibility that events will require a change in the terms of the offer; unforeseen events that could affect the expected timing for the transaction to occur; the failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses; incorrect assessments of the value of the acquisition; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations, except as otherwise required by applicable legislation.

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